Item 77E - DWS Institutional Funds
On December 7, 2010, DWS Institutional Funds was named as a defendant in the First Amended
Complaint filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit styled
Official Committee of Unsecured Creditors of
Tribune Company, et al., v. Fitzsimons et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. All proceedings on the Lawsuit are stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization will be confirmed.
Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.